Cott Corporation 5519 W. Idlewild Avenue Tampa, Florida 33634 Toll Free: 888-268-8872 Tel: 813-313-1800 Fax: 813-881-1914

November 20, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Tia L. Jenkins

Re: Cott Corporation

Form 10-K for the Year Ended December 29, 2012

Filed February 27, 2013

File No. 001-31410

Dear Ms. Jenkins:

We have reviewed the letter you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 18, 2013, which sets forth a comment to our response letter, dated November 12, 2013, with respect to the above-referenced Form 10-K of Cott Corporation (the “Company”). For your convenience, your comment has been reproduced in italics below, together with the Company’s response.

Form 10-K for the Year Ended December 29, 2012

Financial Statements

Note 23—Guarantor Subsidiaries, page F-42

1.	We note your response to comment two of our letter dated October 30, 2013, indicating that you are not required to present separate financial statements and separate disclosures concerning subsidiary guarantors as you are in compliance with Rule 3-10(d) of Regulation S-X. Please revise and expand your disclosures pursuant to Rule 3-10(i)(8) of Regulation S-X. Please provide us the text of proposed disclosures to be included in future filings.

The Staff s comment is noted. Attached hereto as Exhibit A is a clean copy of the Company’s proposed disclosure concerning guarantor subsidiaries, which addresses the Staff’s comments and includes certain other revisions to the disclosure included in the Company’s most recent Quarterly Report on Form 10-Q filed with the Commission on November 1, 2013. In future filings, we will revise and expand our disclosure consistent with the disclosure contained in Exhibit A. Additionally, attached hereto as Exhibit B is a marked copy of such disclosure, which is marked against the Company’s disclosure included in the Company’s Form 10-K for the year-ended December 29, 2012.

We appreciate the Staff’s comments and request that the Staff contact Marni Morgan Poe at 813-313-1895 with any questions or comments regarding this letter.

Respectfully submitted,

Cott Corporation

By:	/s/ Marni Morgan Poe
Name: Marni Morgan Poe
Its: Vice President, General Counsel and Secretary

Exhibit A

Note 23—Guarantor Subsidiaries

The 2017 Notes and 2018 Notes (together, the “Notes”) issued by our 100% owned subsidiary, Cott Beverages Inc., are guaranteed on a senior basis pursuant to guarantees by Cott Corporation and certain other 100% owned direct and indirect subsidiaries (the “Guarantor Subsidiaries”). Cott Beverages Inc. and each Guarantor Subsidiary is 100% owned by Cott Corporation, the guarantees of the Notes by Cott Corporation and the Guarantor Subsidiaries are full and unconditional, and all such guarantees are joint and several. The guarantees of the Guarantor Subsidiaries are subject to release in limited circumstances only upon the occurrence of certain customary conditions.

We have not presented separate financial statements and separate disclosures have not been provided concerning Guarantor Subsidiaries due to the presentation of condensed consolidating financial information set forth in this Note, consistent with SEC interpretations governing reporting of subsidiary financial information.

The following supplemental financial information sets forth on an unconsolidated basis, our Balance Sheets, Statements of Operations and Cash Flows for Cott Corporation, Cott Beverages Inc., Guarantor Subsidiaries and our other subsidiaries (the “Non-guarantor Subsidiaries”). The supplemental financial information reflects our investments and those of Cott Beverages Inc. in their respective subsidiaries using the equity method of accounting. In the third quarter of 2012, we revised the financial statements of certain Non-guarantor Subsidiaries to properly reflect their capitalization and subsequent investment in certain Guarantor Subsidiaries resulting from a reorganization completed in connection with the Cliffstar Acquisition. These Non-guarantor Subsidiaries, which have no business operations and no operating assets, hold, directly or indirectly, our investments in substantially all of the Guarantor Subsidiaries and for financial reporting purposes we have included these Non-guarantor Subsidiaries as Guarantor Subsidiaries in the supplemental financial information below for all periods presented.

Exhibit B

Note 23—Guarantor Subsidiaries

The 2017 Notes and 2018 Notes (together, the “Notes”) issued by our 100% owned subsidiary, Cott Beverages Inc., are guaranteed on a senior basis pursuant to guarantees by Cott Corporation and certain other 100% owned direct and indirect subsidiaries (the “Guarantor Subsidiaries”). Cott Beverages Inc. and each Guarantor Subsidiary is 100% owned by Cott Corporation, the guarantees of the Notes by Cott Corporation and the Guarantor Subsidiaries are full and unconditional, and all such guarantees are joint and several. The guarantees of the Guarantor Subsidiaries are subject to release in limited circumstances only upon the occurrence of certain customary conditions.

We have not presented separate financial statements and separate disclosures have not been provided concerning Guarantor Subsidiaries due to the presentation of condensed consolidating financial information set forth in this Note, consistent with SEC interpretations governing reporting of subsidiary financial information.

The following supplemental financial information sets forth on an unconsolidated basis, our Balance Sheets, Statements of Operations and Cash Flows for Cott Corporation, Cott Beverages Inc., Guarantor Subsidiaries and our other subsidiaries (the “Non-guarantor Subsidiaries”). The supplemental financial information reflects our investments and those of Cott Beverages Inc. in their respective subsidiaries using the equity method of accounting. In the third quarter of 2012, we revised the financial statements of certain Non-guarantor Subsidiaries to properly reflect their capitalization and subsequent investment in certain Guarantor Subsidiaries resulting from a reorganization completed in connection with the Cliffstar Acquisition. These Non-guarantor Subsidiaries, which have no business operations and no operating assets, hold, directly or indirectly, our investments in substantially all of the Guarantor Subsidiaries and for financial reporting purposes we have included these Non-guarantor Subsidiaries as Guarantor Subsidiaries in the supplemental financial information below for all periods presented.